April 4, 2024

VIA EDGAR and E-MAIL

U.S. Securities and Exchange

Commission 100 F Street, NE

Washington, DC 20549

Attn: Jaea Hahn,

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

Re:	Gainbridge Life Insurance

Company Post-Effective

Amendment No. 1 to the

Registration Statement on

Form S-1, File No. 333-266211

Dear Ms. Hahn:

This letter, which we have filed as Correspondence, responds to the comments you conveyed to our outside counsel Dodie Kent, Partner, Eversheds Sutherland, on April 2, 2024 with regard to the above-referenced Registration Statement. A courtesy blackline reflecting these changes has been attached to this response.

For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response.

General

Comment: The Staff reminds you that the Company is responsible for adequacy of all disclosure, which is in addition to revisions in response to any comments by the Staff.

Response: The Company acknowledges the Staff’s comment.

Cover Page

Comment: In the seventh paragraph, please turn the final two sentences into bullets and insert the word “only” after the word “offer” in the new second bullet. Please make this change wherever this language appears in the prospectus, as applicable.

Response: We have done so. See Cover Page, pages 6 (2 references), 14, 17 and 24.

At A Glance Product Summary

Comment: Under “What investment options are available?,” please reconcile the last sentence in the second paragraph with the same information that appears on the cover page. Specifically, substitute the cover page language here, as we believe the cover page language is clearer. Please make this change wherever this language appears in the prospectus, if applicable.

Response: We have done so. See page 6.

Available Strategies

Comment: Under “Indexed Strategies,” in the fifth paragraph after the chart, the Company states: “In addition, we reserve the right to offer a single Indexed Strategy, the Coupon Indexed Strategy, to Contract owners who purchase their Contract before July 1, 2024.” The Staff reminds the Company that any such changes should be reflected in a post-effective amendment filing.

Response: The Company acknowledges the Staff’s comment.

Please note that on April 15, 2024, we intend to file Post-Effective Amendment No. 2 to the Registration Statement, with updated Company and financial information, as well as the Registrant’s audited financial statements for the year ended December 31, 2024. The Company will also file an acceleration request in which it will seek effectiveness no later than May 1, 2024.

If you have any questions or comments, please contact me at 860.463.9723.

Regards,

Kate McGah

Kathleen A. McGah,

Senior Counsel

230 Third Avenue

Floor 6

Waltham, MA 02451

Kate.McGah@delawarelife.com